AMENDMENT TO THE INVESTMENT MANAGEMENT AGREEMENT

AMENDMENT dated as of November 13, 2012, to the INVESTMENT MANAGEMENT AGREEMENT dated May 26, 2009, between the COOK & BYNUM FUNDS TRUST, a Delaware business trust (the “Trust”) on behalf of its The Cook & Bynum Fund (the “Fund”), and COOK & BYNUM CAPITAL MANAGEMENT, LLC, a Delaware limited liability company (the “Adviser”).

W I T N E S S E T H:

WHEREAS, the Trust and the Adviser wish to amend the Investment Management Agreement dated as of May 26, 2009 to lower the advisory fee payable to the Adviser;

NOW, therefore, the parties agree as follows:

1. The first sentence of Section 3 shall be deleted and replaced by the following:

The Fund will pay to the Adviser as compensation for the Adviser’s services rendered, for the facilities furnished and for the expenses borne by the Adviser pursuant to Section 1, a fee, computed and paid monthly at the annual rate of 1.49% of the Fund’s average daily net asset value.

2. The foregoing amendment shall take effect as of the 1st day of January 2013.

3. In all other respects the Investment Management Agreement remains unchanged and of full force and effect.

THE REMAINDER OF THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK

IN WITNESS WHEREOF, this Amendment has been executed for and on behalf of the undersigned as of the day and year first above written.

COOK & BYNUM FUNDS TRUST

By: ___________________________________________
Title: Trustee, Vice-President and Secretary

COOK & BYNUM CAPITAL MANAGEMENT, LLC

By: ___________________________________________
Title: Principal